UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of the earliest event reported): January 19, 2016

GENERAL ELECTRIC COMPANY

(Exact name of registrant as specified in its charter)

New York	001-00035	14-0689340
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3135 Easton Turnpike,

Fairfield, Connecticut 06828-0001

(Address of principal executive offices) (Zip Code)

203-373-2211

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.03	Material Modification to Rights of Security Holders.

The information contained in Items 5.03 and 8.01 is incorporated by reference herein.

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On January 20, 2016, General Electric Company (“GE”) issued 5,694,493 shares of its 5.00% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series D, par value $1.00 per share, with a liquidation preference of $1,000 per share (the “New GE Preferred Stock”). The New GE Preferred Stock was issued in connection with GE’s offer to exchange (the “Exchange Offer”), on a one-for-one basis, the New GE Preferred Stock for its issued and outstanding series of preferred stock, consisting of its (i) 4.00% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A, par value $1.00 per share, with a liquidation preference of $1,000 per share (the “Series A Preferred Stock”), (ii) 4.10% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B, par value $1.00 per share, with a liquidation preference of $1,000 per share (the “Series B Preferred Stock”) and (iii) 4.20% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series C, par value $1.00 per share, with a liquidation preference of $1,000 per share (the “Series C Preferred Stock,” and together with the Series A Preferred Stock and the Series B Preferred Stock, the “Old Preferred Stock”).

The terms of the New GE Preferred Stock are more fully described in the Certificate of Amendment (the “Certificate of Amendment”) to GE’s restated Certificate of Incorporation (as amended, the “Certificate of Incorporation”). A copy of the Certificate of Amendment is included as Exhibit 3.1 hereto and is incorporated by reference herein. The Certificate of Amendment, which was filed on January 19, 2016 with the Secretary of State of the State of New York, amends GE’s Certificate of Incorporation to fix the rights, powers, designations, preferences, qualifications, limitations and restrictions, among other things, relating to the New GE Preferred Stock.

The New GE Preferred Stock will not be convertible into, or exchangeable for, shares of any other class or series of stock or other securities of GE. The New GE Preferred Stock is also a perpetual equity security. As such, the New GE Preferred Stock has no maturity or mandatory redemption date and is not redeemable at the option of investors. However, the New GE Preferred Stock may be redeemed by GE, to the extent of legally available funds, at its option, either in whole or in part, on any dividend payment date on or after January 21, 2021, at a redemption price equal to $1,000 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends.

The New GE Preferred Stock will rank senior to GE’s common stock but will not have any voting rights. However, if GE fails to pay, or declare and set apart for payment, dividends on outstanding shares of preferred stock (whether Old Preferred Stock or New GE Preferred Stock) for three semi-annual or six quarterly dividend periods, whether or not consecutive, the holders of New GE Preferred Stock and all series of any other parity preferred stock upon which equivalent voting rights have been conferred shall have the right, voting as a class, to elect two members of the Board of Directors of GE to hold office for a term of one year.

Subject to certain exceptions, so long as any shares of New GE Preferred Stock remains outstanding, no dividend or distribution may be declared or paid on the shares of GE’s common stock or any other class or series of junior stock, and no common stock or any other class or series of junior or parity stock may be purchased, redeemed or otherwise acquired for consideration by GE or any of its subsidiaries unless the full dividends for the preceding dividend period on all outstanding shares of New GE Preferred Stock have been declared and paid or declared and a sum sufficient for the payment thereof has been set aside.

The terms of the New GE Preferred Stock also provide that GE may not, absent an amendment to GE’s Certificate of Incorporation, issue any class or series of capital stock that, by its terms, expressly provides that it ranks senior to New GE Preferred Stock with respect to the payment of dividends or distributions of assets upon liquidation, dissolution or winding up of GE. Such an amendment to GE’s Certificate of Incorporation would, under the New York Business Corporation Law, require the consent of the holders of a majority of the common stock voting separately as a class and the holders of a majority of the New GE Preferred Stock voting together as a class with any other series of preferred stock entitled to vote thereon.

Item 8.01	Other Events.

On January 20, 2016, GE announced the completion of the Exchange Offer. A copy of the press release announcing the completion of the Exchange Offer is attached as Exhibit 99.1 to this report and is incorporated herein by reference.

Based on the final count by the exchange agent, Computershare Trust Company, N.A., the final results of the Exchange Offer are as follows:

•	5,694,493 shares (95.8%) of Old Preferred Stock tendered and accepted

•	2,686,760 shares (96.7%) of shares of Series A Preferred Stock tendered and accepted

•	2,008,376 shares (96.9%) of shares of Series B Preferred Stock tendered and accepted

•	999,357 shares (91.3%) of shares of Series C Preferred Stock tendered and accepted

In connection with the issuance of New GE Preferred Stock, the Certificate of Amendment is being filed herewith and shall be incorporated by reference into the registration statement on Form S-4 (SEC File No. 333-208604), as amended, which became effective on January 15, 2016.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits:

The following exhibits are filed herewith:

Exhibit 3.1	Certificate of Amendment to GE’s Certificate of Incorporation with respect to the New GE Preferred Stock, dated January 19, 2016.

Exhibit 99.1	Press Release by General Electric Company, dated January 20, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL ELECTRIC COMPANY

Date: January 20, 2016	By:	/s/ Daniel C. Janki
Name: Daniel C. Janki
Title: Senior Vice President and Treasurer